Exhibit 21.01

Lyris, Inc. Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Commodore Resources, Inc.	Nevada

Lyris Technologies, Inc.	Delaware

Uptilt, Inc.	Delaware

ClickTracks Analytics, Inc.	California

Hot Banana Software, Inc.	Ontario, Canada

Lyris Limited	London, England

Lyris LATAM S.A.	Buenos Aires, Argentina

Lyris APAC PTY Ltd.	Sydney Australia

Lyris Technologia E Software Limitada	Sao Paulo, Brazil

1254412 Alberta ULC	Alberta, Canada